

Filed by Corporations Division Administrator Filing Number: 221446226560 Date: 07/16/2021

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the ARTICLES OF ORGANIZATION

for

IMPACT ELEVEN LLC

ID Number: 802705204

received by electronic transmission on July 16, 2021 ***, is hereby endorsed.***

Filed on July 16, 2021 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 16th day of July, 2021.*

Linda Clegg, Director

Corporations, Securities & Commercial Licensing Bureau